                                                                Exhibit 20.1

   RMI.NET ACQUIRES COLORADO MOUNTAIN NET, INC. COVERING NORTHWEST COLORADO;
       STEAMBOAT SPRINGS-BASED ISP EXPANDS RMI.NET'S PRESENCE IN STATE

DENVER, June 17 /PRNewswire/ -- RMI.NET, Inc., formerly Rocky Mountain Internet (RMI) (Nasdaq: RMII, RMIIW), a national e-business and convergent communications company, announced today it has acquired Steamboat Springs, Colo.-based Colorado Mountain Net, Inc., in a common stock transaction valued at $1 million. For fiscal 1999, Colorado Mountain Net expects a revenue run rate of approximately $700,000.

"As we grow, we look for several components in our acquisitions, including geographic reach, scope of services and number of customers. We determined that Colorado Mountain Net was a great fit for RMI," said Douglas H. Hanson, chairman and chief executive officer of RMI. "Colorado Mountain Net serves all of northwest Colorado and will be a key component in our effort to provide quality Internet service throughout the state." Colorado Mountain Net provides dial-up and dedicated Internet access, and web hosting to more than 2,500 customers in northwest Colorado. The company is four years old and is the largest locally based Internet service provider (ISP) in the region.

"We are very excited to become part of RMI.NET. RMI obviously is on the fast-track and can bring a wealth of services to our customers," said Mark Arnold, president of Colorado Mountain Net. "RMI's experience in e-commerce and other telephone services opens a whole new world to our customers, and we are very pleased to be able to help bring expanded service offerings to them." Arnold and the Colorado Mountain Net team will remain with RMI.NET.

RMI.NET, formerly Rocky Mountain Internet, is a Denver-based e-business and convergent communications company focused on providing a single-source network of Internet and telecommunication solutions for small to medium-size businesses, small office/home office (SOHOs) and consumer households. RMI.NET possesses the full spectrum of tools needed to effect the realization of e-business and converging communications -- from commerce-enabled web design, hosting and marketing to dial-up and dedicated Internet access and local, long-distance and IP telephony. RMI.NET also wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information call 1-800-864-4327, or visit the Company's web site at www.rmi.net. This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-672-0700, mark.stutz@corp.rmi.net/